This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes. In the event of any inconsistency between the information presented herein and any such term sheet, such term sheet shall govern. The information contained in this document is for informational purposes only.

JPMorgan Notes Linked to WTI Crude Oil Futures due August 6, 2018

The notes are designed for investors who seek exposure to any appreciation in the Contract Price of WTI Crude Oil over the term of the notes. Investors should be willing to forgo interest payments while seeking repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Contract Price	On any relevant day, the official settlement price per barrel on the NYMEX of the first nearby month futures contract for WTI crude oil, stated in U.S. dollars, as made public by NYMEX (Bloomberg ticker "CL1" <Comdty>), provided that if such date falls on the last trading day of such futures contract, then the second nearby month futures contract (Bloomberg ticker "CL2" <Comdty>) on
Currency	USD
Additional Amount	The Additional Amount per $1,000 principal amount note payable at maturity will equal $1,000 x the Contract Return x the Participation Rate, *provided* that the Additional Amount will not be less than zero.
Participation Rate	At least 155%. The actual Participation Rate will be provided in the pricing supplement and will not be less than 155%
Observation Date	August 1, 2018
Maturity Date	August 6, 2018
Contract Return	(Ending Contract Price - Initial Contract Price) / Initial Contract Price
Initial Contract Price	The Contract Price on the pricing date
Ending Contract Price	The Contract Price on the Observation Date
Maturity	Approximately 5 years
Settlement	Cash
Payment At Maturity per $1,000 principal amount note	$1,000 plus the Additional Amount
Preliminary Term Sheet	http://www.sec.gov/Archives/edgar/data/19617/000095010313004472/dp39735_fwp-flcc94.htm

Hypothetical Payment for Notes linked to WTI Crude Oil Futures at Maturity (assuming $1,000 initial investment)



Contract Return
Notes Performance
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payout at maturity
155% Participation Rate
-30%
-20%
-10%
0%
10%
20%
30%
Contract Return

The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Contract Returns detailed in the table below.

Selected Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- The return on the notes at maturity is linked to the Contract Return, and will depend on whether, and the extent to which, the Contract Return is positive. You will receive no more than the principal amount of your notes at maturity if the Contract Return is zero or negative.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co., which we refer to as JPMC. Therefore, the value of the notes prior to maturity are subject to changes in the market's view of JPMC's creditworthiness.
- Investments related to the price of WTI Crude Oil Futures may be more volatile than traditional securities investments.
- Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally.
- The contract price of the commodity futures contract is determined by reference to the official settlement price of WTI Crude Oil Futures contracts as determined by NYMEX, and there are certain risks associated with such determinations being made by NYMEX.
- JPMS' estimated value does not represent future values and may differ from others' estimates.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' then-current estimated value for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC ("JPMS"), acting as agent for JPMC, intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential Conflicts: JPMC and its affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes and making assumptoins to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging and other trading activities of JPMC could result in substantial returns for JPMorgan while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

Ending Contract Price	Contract Return	Payment at Maturity per $1,000 Principal Amount	Total Return on Notes
$136.50	30.00%	$1,465.00	46.50%
$131.25	25.00%	$1,387.50	38.75%
$126.00	20.00%	$1,310.00	31.00%
$120.75	15.00%	$1,232.50	23.25%
$115.50	10.00%	$1,155.00	15.50%
$110.25	5.00%	$1,077.50	7.75%
$107.63	2.50%	$1,038.75	3.88%
$105.00	0.00%	$1,000.00	0.00%
$99.75	-5.00%	$1,000.00	0.00%
$94.50	-10.00%	$1,000.00	0.00%
$89.25	-15.00%	$1,000.00	0.00%
$84.00	-20.00%	$1,000.00	0.00%
$73.50	-30.00%	$1,000.00	0.00%
$63.00	-40.00%	$1,000.00	0.00%
$52.50	-50.00%	$1,000.00	0.00%
$0.00	-100.00%	$1,000.00	0.00%

Each hypothetical return set forth above assumes a initial Contract Price of $105 and the Participation Rate of 155%. The actual Participation Rate will be determined on the pricing date and will not be less than 155%. Each hypothetical payment at maturity set forth above is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433

Registration Statement No: 333-1779

Dated: July 24, 2013

J.P.Morgan